FCStone Group, Inc.

2829 Westown Parkway, Suite 200

West Des Moines, Iowa 50266

January 11, 2005

Karen J. Garnett

Division of Corporate Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	FCStone Group, Inc.

Form S-4 Registration Statement

Filed August 18, 2004

File No. 333-118342

Form 8-A Registration Statement

Filed December 31, 2004

File No. 000-51099

Dear Ms. Garnett:

In accordance with Rule 461 under the Securities Act of 1933, FCStone Group, Inc. (the “Company”) hereby requests acceleration of the effective date of the Company’s Registration Statement on Form S-4 to January 12, 2005, at 4:30 p.m. (Washington D.C. time), or as soon thereafter as practicable. Pursuant to Rule 12d1-2 under the Securities Exchange Act of 1934, the Company’s Registration Statement on Form 8-A shall become effective automatically upon effectiveness of the Company’s Registration Statement on Form S-4.

Further, we are confirming that the Company has considered all information available to it as of the date hereof, including preliminary financial information for the Company’s first fiscal quarter ended November 30, 2004, and has determined that no additional information is required to be included in the Registration Statement to comply with the requirements thereof.

Please do not hesitate to call our counsel, Craig L. Evans (816-559-2478), with any questions you may have.

Very truly yours,

FCSTONE GROUP, INC.

By:	/S/ ROBERT V. JOHNSON
Robert V. Johnson, Executive Vice President and Chief Financial Officer